FORM 6-K

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Report of Foreign Issuer


	Pursuant to Rule 13a-16 or 15d-16 of
	the Securities Exchange Act of 1934


	For the month of January 2003 (January 17, 2003)

	THE NEWS CORPORATION LIMITED
	(Name of Registrant)



	2 Holt Street, Sydney, New South Wales, 2010, Australia
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   X    		Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes        			No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



Annexed hereto as Exhibit A is an announcement by The News Corporation Limited dated January 16, 2003 regarding the Second Quarter fiscal 2003 earnings release. This announcement was released to the Australian Stock Exchange ("ASX") on January 17, 2003.












































SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


THE NEWS CORPORATION LIMITED



Date:	January 17, 2003			By:	/s/ Arthur M. Siskind
							Arthur M. Siskind
							Director





	EXHIBIT INDEX



Exhibit							Page No. in Sequential
Numbering System


A.	Announcement by The News Corporation Limited,
	released to ASX on January 17, 2003.			6


































EXHIBIT A


News Corporation

FOX ENTERTAINMENT GROUP


TO:		BUSINESS EDITORS/JOURNALISTS

FROM: 		ANDREW BUTCHER, CORPORATE COMMUNICATIONS

RE: 		2nd QUARTER FISCAL 2003 EARNINGS RELEASE

News Corporation and Fox Entertainment Group will release 2nd
Quarter Fiscal 2003 results on:

	Wednesday, February 12, 2003 at 4:00 p.m. (New York)
	Thursday, February 13, 2003 at 8:00 a.m. (Sydney)

Senior executives will host a media conference call to discuss the results. A separate conference call is scheduled for investors and analysts. Media can listen to the analyst and investor call online through www.newscorp.com.


New York Time:		Wednesday, February 12, 2003 at 5:45 p.m.
Sydney Time: 		Thursday, February 13, 2003 at 9:45 a.m.

Dial In Numbers:	U.S. Participants 888-679-9435
			Other Participants 484-630-3483

Password: 		Press

Replay Numbers:*	U. S. Participants 1-800-839-1196
			Other Participants 402-998-1080

*Available one hour after the end of the conference call, for seven days following.In addition to emailing/faxing the earnings releases prior to the conference call, the results will be available at: www.newscorp.com and www.fox.com under the Investor Relations section.

If you have any questions, please call Corporate Communications at 212-852-7070.